UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission file number: 001-33668

SUPERCOM LTD.
(Translation of registrant’s name into English)

3, Rothschild Street
Tel Aviv 6688106
Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SUPERCOM LTD.

6-K Items

As previously reported, on November 15, 2023, April 17, 2024 and April 18, 2024 SuperCom Ltd. (the “Company”) issued three warrants (the “Original Warrants”) to purchase up to an aggregate of 931,099  ordinary shares, par value NIS 50 per share, of the Company (the “Ordinary Shares”) to a certain accredited institutional investor (the “Investor”).

On February 19, 2025, the Company entered into a letter agreement (the “Agreement”) with the Investor pursuant to which the parties agreed that if and only if the Investor exercises for cash all of the Original Warrants during the period beginning at the time the Agreement is executed by the parties and the delivery to the Investor of a prospectus supplement relating to the impact of the Agreement and ending at 9:00 a.m. Eastern Time on February 19, 2025 (the “Modified Exercise Price Term”), generating gross proceeds of approximately $8.2 million to the Company, the Company will issue to the Investor a new warrant (the “New Warrant”) to purchase up to 75% of the number of Ordinary Shares issued to the Investor pursuant to the exercise of the Original Warrants during the Modified Exercise Price Term. The New Warrant will be exercisable commencing 60 days after the issuance date and will expire on May 1, 2029, which is in line with the remaining duration of the Original Warrants which were scheduled to expire between April 17, 2029 and May 15, 2029. The New Warrant will have an exercise price per ordinary share of $13.50.

The Ordinary Shares underlying the Original Warrants were registered for resale pursuant to the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-279147), filed with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (“Securities Act”), which became effective on September 13, 2024, and the related prospectus dated September 13, 2024. The New Warrant and the Ordinary Shares issuable upon exercise of the New Warrant are not being registered under the Securities Act, and are being offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act and/or and Rule 506(b) promulgated thereunder.

Pursuant to the terms of the Agreement, the Company agreed (i) to file a registration statement (the “Registration Statement”) to register the resale of the Ordinary Shares underlying the New Warrant within 90 days of the date of the Agreement and to obtain effectiveness of the Registration Statement within 120 days following the date of the Agreement, and (ii) that until 30 days following the date of the Agreement, the Company will not issue (or enter into any agreement to issue) any ordinary shares or Ordinary Shares Equivalents (as defined in the Agreement), subject to certain exceptions, and will not file any registration statements, subject to certain exceptions. The Agreement contains customary representations, warranties and agreements of the Company and the Investor and customary indemnification rights and obligations of the parties thereto.

The foregoing descriptions of the Agreement and the New Warrant do not purport to be complete and are qualified in their entirety by reference to the full text of the forms of the Agreement and the New Warrant, copies of which are attached as Exhibits 4.1 and 4.2, respectively, to this Report on Form 6-K and incorporated herein by reference.

Exhibit No.	Description
4.1*	Letter Agreement, dated as of February 19, 2025, between the Company and the holder of the Original Warrants identified on the signature page thereto.
4.2*	Form of New Warrant.

* Filed herewith.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperCom Ltd. By: /s/ Ordan Trabelsi Name: Ordan Trabelsi Title: Chief Executive Officer

Date: February 19, 2025